NO ACT

PE
2-25-09

09035313

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC

FEB 2 5 2009

Washington, DC 20549

February 25, 2009

William C. Baskin III
Senior Corporate Counsel
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-25-09

Re: Aetna Inc.

Dear Mr. Baskin:

This is in regard to your letter dated February 25, 2009 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Aetna's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Aetna therefore withdraws its January 30, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

William C. Baskin III
Senior Corporate Counsel
Law and Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

February 25, 2009

VIA EMAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Aetna Inc. – Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the AFL-CIO Reserve Fund Exchange Act of 1934—Rule 14a-8**

Ladies and Gentlemen:

In a letter dated January 30, 2009, Aetna Inc. (the "**Company**") requested that the staff of the Office of Chief Counsel concur that the Company could properly exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal (the "**Proposal**") submitted by the AFL-CIO Reserve Fund (the "**Proponent**").

Attached as Exhibit A is a letter from the Proponent to the Company dated February 24, 2009, stating that the Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the January 30, 2009 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please call me directly at 860-273-6252 if you have any questions or need further information.

Very truly yours,

William C. Baskin III
Senior Corporate Counsel

cc: Mr. Daniel F. Pedrotty, Director of the AFL-CIO Reserve Fund (via Email)

Attachment: Exhibit A – Copy of AFL-CIO Reserve Fund Letter dated February 24, 2009

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 24, 2009

Sent by FAX and UPS Next Day Air

Ms. Judith H. Jones, Corporate Secretary
Aetna Inc.
RW61
151 Farmington Avenue
Hartford, Connecticut 06156

Dear Ms. Jones:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that in view of the continuing and productive dialogue between us on the Proposal the Fund submitted for the 2009 annual meeting of shareholders, we hereby withdraw the Proposal.

Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at (202) 637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Aetna

William C. Baskin III
Senior Corporate Counsel
Law and Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

January 30, 2009

VIA EMAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Aetna Inc. – Omission of Shareholder Proposal by the AFL-CIO Reserve Fund**

Ladies and Gentlemen:

Aetna Inc. (the "Company" or "Aetna") intends to omit from its 2009 proxy statement (the "Proxy Materials") a shareholder proposal submitted by the AFL-CIO Reserve Fund (the "Proponent") for the reasons set forth below. Please confirm that the staff members of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8, the Company excludes from its Proxy Materials the proposal and supporting statement (collectively, the "Proposal") submitted by the Proponent.

The Proposal requests that the Company's Board of Directors prepare a report describing the Company's lobbying activities and expenses relating to the Medicare Advantage program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress. A copy of the Proposal and any related correspondence are attached hereto as Exhibit A.

Reason for Exclusion of the Proposal

The Proposal Relates to the Ordinary Business Operations of Aetna.

Rule 14a-8(i)(7) states that a registrant may omit a shareholder proposal from its proxy statement if "the proposal deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal, which deals with the Company's lobbying efforts and related expenses regarding the Medicare Advantage program, is a matter relating to the Company's ordinary business operations. As discussed below, the Staff previously has concurred that proposals relating to a company's lobbying efforts and expenses regarding its product offerings are part of that company's ordinary business operations and may therefore be omitted.

In its 1998 release amending Rule 14a-8, the Commission explained that the purpose of the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Exchange Act Release No. 34-40018 (May 21, 1998), at 4.* In addition, the Commission further described the basis for exclusion as involving "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that this exclusion may be implicated where the proposal "involves intricate detail, or seeks to impose specific ... methods for implementing complex policies." Id.

In assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005).* As a result, even when the resolution in a stockholder proposal makes passing reference to matters that do not involve ordinary business, the proposal is excludable when the resolution and supporting statement, taken together and viewed as a whole, implicate ordinary business. *See General Electric Co.* (January 10, 2005) (exclusion permitted under the ordinary business argument even though the resolution itself was typically not excludable, i.e., that the Board's Compensation Committee should consider social responsibility and environmental issues as criteria in setting executive compensation, when the supporting statement addressed changing "the nature, presentation and content" of the company's films to minimize the depiction of smoking). In concurring that the *General Electric* proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Citigroup Inc.* (February 5, 2007) and *Pfizer Inc.* (January 31, 2007) (each permitting the exclusion of a proposal and supporting statement which requested that the company produce a business social responsibility report that included the company's plan to address specific public policy matters such as tax reform, litigation reform and reform of the Sarbanes-Oxley Act of 2002).

The Focus of the Proposal Relates to a Company Product

The Medicare Advantage program is part of the overall Medicare program, but it is managed and administered by private companies that have been approved by the Centers for Medicare & Medicaid Services, including the Company. The Company currently offers Medicare Advantage HMO, local and regional PPO and private fee-for-service plans in various service areas throughout the country to eligible individuals and groups. The Company's medical membership in these Medicare Advantage products has increased almost 260% in the last three years to over 360,000 medical members at September 30, 2008, and its Medicare Advantage premiums for the nine months ended September 30, 2008 were in excess of $3.2 billion. The Medicare Advantage program is clearly an important aspect of the Company's business.

In 2008, a law was passed that reduced the amount of Medicare funding available to private companies participating in Medicare Advantage. Similar measures are expected to be debated in the current Congress. As a health and related benefits company, the Company is active in the overall health care debate. Due to the importance of Medicare Advantage to the Company's business, the Company has focused lobbying resources and undertaken the expense of being involved in legislative measures that seek to make changes to the Medicare Advantage program. The Company's decisions regarding its Medicare Advantage lobbying, and the related costs, are based on myriad complex factors. The Company weighs the fact that any legislative action will have a direct impact not only on the Company's Medicare Advantage products, but also possibly on its other product offerings. The Company also considers whether the associated expense and resources necessary to devote to this legislative initiative may divert its efforts from other elements of its health care legislative agenda. These decisions as to the most effective issues and forums in which to deploy the Company's limited lobbying resources are the fundamental responsibility of management as part of its ordinary business operations. Management's determinations as to when and how to participate in the legislative process in a manner that most favorably impacts the Company and/or its product offerings should not be subject to the micro-management of the Company's shareholders.

The Staff has consistently permitted the exclusion of proposals directed at lobbying activities related to a company's products on the grounds that such proposals pertain to the company's ordinary business operations. For example, in *Philip Morris Companies, Inc.* (avail. Feb. 22, 1990), a company that made nearly three-fourths of its operating profits from the sale of tobacco products was asked to report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and opening foreign markets to U.S. tobacco products. In permitting exclusion of the proposal under Rule 14a-8(c)(7), the predecessor of Rule 14a-8(i)(7), the Staff noted that "the proposal appears to be directed toward the Company's lobbying activities concerning its products. The proposal, therefore, appears to deal with decisions made by the [c]ompany with respect to its business operations." *See also General Electric Co.* (avail. Jan. 29, 1997) (proposal sought to prohibit the company's board from using company funds for citizen ballot initiatives, excepting only initiatives related to the company's products; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and noted that "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., lobbying activities which relate to the [c]ompany's products)"); *Philip Morris Companies, Inc.* (avail. Jan. 3, 1996) (proposal to limit tobacco company's ability to lobby with respect to the sale, distribution, use, display or promotion of tobacco products; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and "particularly noted that the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products"); *General Motors Corp.* (avail. Mar. 17, 1993) (proposal to require an automobile manufacturer to cease lobbying to influence legislation dealing with automobile fuel economy standards; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and "particularly noted that the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

The Proposal Pertains to Fundamental Aspects of the Company's Business

In addition to being directed at the Company's Medicare Advantage product offerings, the Proposal is directed at the nature and scope of key aspects of the Company's business – member enrollment and pricing decisions. The supporting statement references the fact that "after annual declines in enrollment between 1999 and 2003, the number of Medicare beneficiaries enrolled in private plans nearly doubled" over the last five years. Medicare Advantage is a private Medicare plan. Member enrollment is a key metric against which the Company assesses its performance and evaluates its results. Management's strategic and other business decisions are routinely determined and aligned with goals of increasing or adjusting enrollment in the Company's product offerings. The Proposal specifically focuses on the rapid growth in member enrollment in the Medicare Advantage program as a concern, and seeks to influence the Company's judgments on its enrollment actions.

The Proposal also focuses on the Company's pricing decisions for its products, which bear on the overall cost of Medicare Advantage. The supporting statement avers that the "cost of the Medicare Advantage program has become a 'target' for Congress and President-elect Barack Obama," and highlights that "members of the Medicare Payment Advisory Commission and leading researchers have reported that growth in Medicare Advantage plans has driven up [overall Medicare] costs because the government pays them 13 percent more on average than what it would spend for the same beneficiaries in traditional Medicare." The supporting statement later adds that "White House Health Reform Director and Health and Human Services Secretary-designate Tom Daschle has warned that 'Medicare's solvency is now threatened by overpayments to private insurers built into the [Medicare Advantage] legislation.'" The Proposal indicates that increasing enrollment has led to rising costs, which should be curtailed. By indicating that Medicare Advantage products, such as those offered by the Company, are too costly and threaten the financial solvency of the entire Medicare program, the Proposal directly relates to the pricing of the Company's Medicare Advantage products. The Company's ability to influence legislation regarding the pricing of its own products is clearly a responsibility of management and a fundamental aspect of the Company's ordinary business operations. Like membership enrollment, pricing issues relate to matters squarely in the realm of management's expertise and are integral to the day-to-day operations of the Company. Management must continuously evaluate its choices in meeting the need to price products in a manner that attracts customers and at the same time generates profits for the Company.

Proposals relating to product pricing have generally been excluded as relating to ordinary business operations. For example, in *Johnson & Johnson* (January 12, 2004), the Staff permitted exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company planned to respond to public pressure related to the affordability of prescription drugs. *See also The Western Union Co.* (March 7, 2007) (permitting exclusion of a proposal requesting a report reviewing the effect of the company's remittance practices and a comparison of the company's fees, exchange rates and pricing structures with other companies in the industry on the grounds that the proposal related to the prices charged by the company); *NiSource Inc.* (February 22, 2007) (permitting exclusion of a proposal to make a program in which customers pay a surcharge to subsidize low income and hardship customers voluntary because the proposal related to "the prices charged by the company"); *American Telephone and Telegraph Co.* (December 31, 1991) (exclusion permitted for a proposal relating to the company's method of timing and billing for residential toll calls because it related to "the prices charged by the company").

The Proposal Does Not Pertain to Lobbying Generally

As noted above, the Proposal clearly addresses matters related to the Company's ordinary business -- i.e., its product offerings, membership enrollment and pricing decisions -- rather than on general lobbying activities by the Company. The Proposal's supporting statement notes that Congressional actions during the 110th Congress reduced the reimbursement rates of Medicare Advantage plans, and that similar action expected in the 111th Congress could have a direct impact on the Company's business operations related to products, enrollment and pricing.

With regard to corporate charitable giving, the Staff has recognized a distinction under Rule 14a-8(i)(7) between proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. In assessing this distinction, the Staff not only has reviewed the resolution set forth in the applicable proposal, but also has assessed the resolution and the supporting statement as a whole. For example, in *Wyeth* (avail. Jan. 23, 2004), the Staff determined that the company could not exclude a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization. In contrast, in *Bank of America Corp.* (avail. Jan. 24, 2003), the Staff concurred that the company could exclude a proposal with a resolution that was virtually identical to the one considered in *Wyeth,* but in which the supporting statement focused on ceasing contributions to a particular type of charitable organization. Likewise, in *American Home Products* (avail. Mar. 4, 2002), the proposal requested that the board form a committee to study and report on the impact of charitable contributions on the company's business and share value. However, because five of the six "whereas" clauses in the proposal addressed giving to Planned Parenthood and similar organizations, the Staff concurred that the company could exclude the proposal. *See also Schering-Plough Corp.* (avail. Mar. 4, 2002).

For the foregoing reasons, the Company believes that the Proposal should be excluded under Rule 14a(8)(i)(7) because it relates to the Company's ordinary business operations.

****

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov.

This letter is being filed no later than 80 days before the date Aetna currently intends to file its Proxy Materials. By copy of this letter, in accordance with Rule 14a-8(j), the Company is notifying the Proponent that Aetna does not intend to include the Proposal in its Proxy Materials.

Please call me directly at 860-273-6252 if you have any questions or need further information, or as soon as a Staff response is available.

Very truly yours,

William C. Baskin III
Senior Corporate Counsel

cc: Mr. Daniel F. Pedrotty, Director of the AFL-CIO Reserve Fund (via Email and Overnight Mail)

Attachment: Exhibit A – Copy of proposal and any related correspondence

Exhibit A

Copy of proposal and any related correspondence

Facsimile Transmittal

Date: December 22, 2008

To: Judith Jones, Corporate Secretary
Aetna Inc.

Fax: 860-273-8340

From: Daniel Pedrotty

Pages: _3_ (including cover page)

Attached is our shareholder proposal for the 2009 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 22, 2008

Sent by FAX and UPS Next Day Air

Ms. Judith H. Jones, Corporate Secretary
Aetna Inc.
RW61
151 Farmington Avenue
Hartford, Connecticut 06156

Dear Ms. Jones:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Aetna Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

[signature]

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms

Attachment

Report on Medicare Advantage Lobbying Activities and Expenses

Resolved: Shareholders of Aetna Inc. (the "Company") request that the Board of Directors prepare a report by August 30, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Advantage program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Medicare Modernization Act of 2003 revitalized the role of private health plans for people on Medicare by establishing the Medicare Advantage program. After annual declines in enrollment between 1999 and 2003, the number of Medicare beneficiaries enrolled in private plans nearly doubled from 5.3 million in 2003 to the current level of 10.1 million as of July 2008. There are nearly 45 million people in Medicare and all beneficiaries have access to at least one Medicare Advantage plan.

Health care costs and health care reform have now become major public policy issues. The costs of the Medicare Advantage program have become a target for Congress and President-elect Barack Obama. Members of the Medicare Payment Advisory Commission and leading researchers have reported that growth in Medicare Advantage plans has driven up costs because the government pays them 13 percent more on average than what it would spend for the same beneficiaries in traditional Medicare (*The New York Times*, 11/23/08). White House Health Reform Director and Health and Human Services Secretary-designate Tom Daschle has warned that "Medicare's solvency is now threatened by overpayments to private insurers built into the [Medicare Advantage] legislation."

During the 110th Congress, both the Senate and the House of Representatives voted on legislation to reduce the reimbursement rates of Medicare Advantage plans and similar legislation is anticipated in the 111th Congress (*The Wall Street Journal*, 11/6/08).

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value with respect to the Medicare Advantage program.

We urge shareholders to vote FOR this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

AETNA LAW

2008

December 22, 2008

Ms. Judith H. Jones, Corporate Secretary
Aetna Inc.
RW61
151 Farmington Avenue
Hartford, Connecticut 06156

Dear Ms. Jones:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 400 shares of common stock (the "Shares") of Aetna, Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account. B Memoran The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment